UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

EnerJex Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

292758406

(CUSIP Number)

May 4, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292758406

1.	Names of Reporting Persons

Natalie Fleet Orfalea

I.R.S. Identification Nos. of above persons (entities only)

N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	685,240
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	685,240
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

685,240

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

8.15%

12.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 292758406

1.	Names of Reporting Persons

Natalie Fleet Orfalea, Trustee of the Natalie Fleet Orfalea Revocable Trust UDT dated June 20, 2011

I.R.S. Identification Nos. of above persons (entities only)

N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONWITH:	5. SOLE VOTING POWER	685,240
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	685,240
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

685,240

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

8.15%

12.	Type of Reporting Person (See Instructions)

OO

Item 1.

(a)	The name of the issuer is EnerJex Resources, Inc. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 4040 Broadway, Suite 508, San Antonio Texas 78209.

Item 2.

(a), (c)	This Statement is being filed by Natalie Fleet Orfalea, Trustee of the Natalie Fleet Orfalea Revocable Trust UDT dated October 28, 2011 (“Reporting Person”).

(b)	The principal business office of Reporting Person is PO Box 955, Summerland, California 93067.

(d)	This Statement relates to the Common Stock, par value $0.001, of the Issuer (the “Common Stock”).

(e)	The CUSIP Number of the Common Stock is 292758406.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Reporting Person beneficially owns and has voting control over the 685,240 shares of Common Stock which are owned by the Natalie Fleet Orfalea Revocable Trust UDT dated June 20, 2011, of which Reporting Person is the sole trustee. See Items 5-9 and 11 on the cover page for Filer, and Item 2, which information is given as of March 31, 2015 and is based on 8,406,661 shares as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)	Not applicable.

(b)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: May 15, 2015

By:	/s/ Natalie Fleet Orfalea
Name:	Natalie Fleet Orfalea, Trustee of the Natalie Fleet Orfalea Revocable Trust UTD dated June 20, 2011

By:	/s/ Natalie Fleet Orfalea
Name:	Natalie Fleet Orfalea

Page 6 of 6